FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 07, 2015

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

07 December 2015

Effective date of Financial Services and Markets Act 2000 Part VII Scheme in respect of IPED securities issued, and IPED deposits accepted, by The Royal Bank of Scotland plc

On 19 November 2015, The Royal Bank of Scotland plc ("RBS plc") announced that the Court of Session in Scotland (the "Court") had pronounced an order under Part VII of the UK Financial Services and Markets Act 2000 sanctioning a banking business transfer scheme (the "Part VII Scheme") between RBS plc and BNP Paribas S.A. ("BNP Paribas") in respect of certain securities and deposits and certain assets and liabilities relating to them which form part of RBS plc's structured retail investor products and equity derivatives ("IPED")  business (the "IPED Products").

RBS plc announces that the Part VII Scheme, as approved by the Court, took effect on 7 December 2015 (the "Effective Date"). The assets and liabilities of RBS plc in respect of the IPED Products and certain related agreements were transferred to BNP Paribas, acting through its London branch, at 00:01hrs (GMT).

Immediately after the transfer of the relevant IPED securities which form part of the IPED Products (the "IPED Securities") and related agreements to BNP Paribas, acting through its London branch, the role of the issuer of those IPED Securities and such related agreements were transferred, also under the terms of the Part VII Scheme, to BNP Paribas Arbitrage Issuance B.V. ("BNPP IBV") a wholly owned subsidiary of BNP Paribas. This transfer took effect at 00:02 hrs (GMT) on the Effective Date in recognition of BNPP IBV's function as an issuance vehicle of BNP Paribas. BNP Paribas has agreed to guarantee all the obligations of BNPP IBV arising in respect of the transferred IPED Securities and such related agreements.

Investors in securities issued by RBS plc and in respect of which BNPP IBV has become the issuer pursuant to the Part VII Scheme should note that certain third parties (including stock exchanges and clearing systems) are updating their websites and systems to reflect the change of issuer. This may not be implemented immediately from the Effective Date. Investors should refer to the website http://investors.rbs.com/FSMA-transfer-IPED/ for information as to whether BNPP IBV has become the issuer of their securities from the Effective Date as a result of the Part VII Scheme. A set of 'frequently asked questions' in relation to the Part VII Scheme is also available on the website.

For Further Information Contact:

RBS Investor Relations Matthew Richardson Head of Debt Investor Relations Tel: +44 (0) 20 7678 1800	RBS Press Office +44 131 523 4205
Disclaimer

If you are in any doubt as to whether there is any tax or other impact on you as a result of the transfers of certain assets and liabilities relating to the structured retail investor products and equity derivatives business activities of RBS plc to BNP Paribas, (including the Part VII Scheme) or as a result of BNPP IBV becoming the issuer of the relevant IPED Securities, please discuss such matters with your advisers.

Cautionary Statement

The information, statements and opinions contained in this announcement do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 December 2015

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary